EXHIBIT 99.1

Xenova Group plc Director Shareholding

Xenova Group PLC
4 March 2004

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  NAME OF COMPANY
    XENOVA GROUP PLC

2)  NAME OF DIRECTOR
a)  DAVID OXLADE
b)  DANIEL ABRAMS

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS 2 ABOVE

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

AS 2 ABOVE

5)  Please state whether notification relates to a person(s) connected ith the Director named in 2 above and identify the connected person(s)

N/A

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF SHARES - SEE 7 BELOW
GRANT OF SHARE OPTIONS - SEE 17 BELOW

7)  Number of shares/amount of
    stock acquired

     a)82,977
     b)55,818

8)  Percentage of issued Class

     a)0.019%
     b)0.013%

9)  Number of shares/amount
    of stock disposed

     N/A

10) Percentage of issued Class

     N/A

11) Class of security

     N/A

12) Price per share

     EURO 0.13

13) Date of transaction

     3 MARCH 2004

14) Date company informed

     3 MARCH 2004

15) Total holding following this notification

     a)348,975
     b)204,040

16) Total percentage holding of issued class following this notification

     a)0.08%
     b)0.047%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE
FOLLOWING BOXES

17) Date of grant

     4 MARCH 2004

18) Period during which or date on which exercisable

     4 MARCH 2007 - 3 MARCH 2014

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

     ORDINARY 1P SHARES
a)    945,000
b)    472,500

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

EURO 0.01

22) Total number of shares or debentures over which options held following this notification

a)    4,589,121
b)    2,556,091

23) Any additional information

     N/A

24) Name of contact and telephone number for queries

VERONICA SELLAR  - +44 1753 706600

Date of Notification
4 MARCH 2004